United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  July 26, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 26, 2006

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 26, 2006

SECOND-QUARTER 2006 RESULTS
(Peso amounts are stated in millions in constant terms as of June 30, 2006)

HIGHLIGHTS

  GRUMA achieved strong net sales and sales volume growth, both of which were driven mainly by GIMSA and Gruma Corporation. Sales volume increased 9%, which, together with price increases in Gruma Corporation and Molinera de Mexico, drove net sales up 13% over those of second quarter 2005.

  GRUMA's EBITDA increased 13% due mostly to improvements in Gruma Venezuela and GIMSA.

  Majority net income increased 79%, driven by higher monetary gains and operating income.

Consolidated Financial Highlights
 (Ps millions)

	2Q06	2Q05	VAR (%)
Volume (thousand metric tons)	1,041	951	9
Net sales	7,651	6,768	13
Operating income	445	382	16
Operating margin	5.8%	5.6%	20 bp
EBITDA	727	644	13
EBITDA margin	9.5%	9.5%	-
Majority net income	473	362	31
ROE (LTM)	11.0%	8.5%	250 bp

Debt
(US$ millions)

June'06	June'05	Var	March'06	Var
641	644	(0.4)%	628	2%

RESULTS OF OPERATIONS
2Q06 vs. 2Q05

Sales volume rose 9% to 1,041 thousand metric tons, driven mainly by sales volume growth of 15% in GIMSA and 8% in Gruma Corporation.

Net sales increased 13% to Ps 7,651 million due primarily to the aforementioned sales volume growth in Gruma Corporation and in GIMSA. Net sales increase outpaced sales volume growth due primarily to higher prices in Gruma Corporation, resulting mainly from price increases implemented during the first quarter of the year. Sales from foreign operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales decreased to 64.5% from 65.3%. The improvement was driven mainly by Gruma Venezuela and GIMSA. In absolute terms, cost of sales rose 12% mostly in connection with sales volume growth and, to a lesser extent, cost increases in Gruma Corporation.

Selling, General, and Administrative expenses (SG&A) as a percentage of net sales increased to 29.7% from 29.1%, driven mainly by Gruma Corporation. In absolute terms, SG&A increased 15% due mainly to Gruma Corporation.

Operating income increased 16% driven mainly by Gruma Venezuela and GIMSA, and, as a percentage of net sales, improved to 5.8% from 5.6%.

Comprehensive financing income, net, was Ps 57 million versus a cost of Ps 90 million in second quarter 2005. The difference resulted mainly from higher monetary gains due to higher inflation in the United States.

Other income, net, was Ps 9 million, compared with an expense of Ps 44 million in the same period last year due mainly to the gain on the partial sale of the MONACA ownership during second quarter 2006.

Taxes and employees' profit sharing totaled Ps 155 million, Ps 45 million higher than in second quarter 2005, due primarily to higher pre-tax income. The effective tax rate was 30.4%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 171 million, Ps 77 million lower than in second quarter 2005.

GRUMA's total net income was Ps 527 million, 37% higher than in second quarter 2005. GRUMA's majority net income was Ps 473 million, 31% higher than in the same period of last year. The improvement resulted mainly from higher monetary gains and operating income.

FINANCIAL POSITION
June 2006 vs. June 2005

Balance-Sheet Highlights	Total assets were Ps 29,048 million, an increase of 10% driven mainly by (1) acquisitions and capacity expansions in Gruma Corporation and GIMSA; (2) higher corn inventories during the summer crop season in Mexico; and (3) the higher value of the investment in Grupo Financiero Banorte, which is accounted for by the equity method.

Total liabilities increased by 9% to Ps 13,550 million as a result of (1) the pending payment for the acquisition of Agroinsa; and (2) higher trade accounts payable coming mainly from Gruma Corporation and Gruma Venezuela in connection with raw-material procurement and higher costs.

Stockholders' equity on June 30, 2006, totaled Ps 15,498 million, 10% higher than the balance on June 30, 2005.
Debt Profile	As of June 30, 2006, GRUMA's debt amounted to US$641 million, of which approximately 95% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2006	2007	2008	2009	2010	2011...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility					150.0		150.0
7.625% notes due 2007		50.5					50.5
Revolving credit facility		62.0					62.0
7.96% senior notes	0.7	1.5	1.6	10.5			14.3
Other	39.2	5.9	3.4	12.0	3.6		64.1
TOTAL	39.9	119.9	5.0	22.5	153.6	300.0	640.9

Debt Ratios

	2Q06	1Q06	2Q05
Debt Ratios (last twelve months)
Debt/EBITDA	2.6	2.6	2.5
EBITDA/interest expense	4.7	4.4	5.4

Others Ratios

Operational Ratios
Accounts receivable outstanding (days to sales)	41	41	40
Inventory turnover (days to cost of sales)	71	66	66
Net working capital turnover (days to sales)	58	56	58
Asset turnover (total assets to sales)	1.0	1.0	1.0
Profitability Ratios(%)
ROA	5.8	5.5	4.6
ROE	11.0	10.3	8.5
ROIC	6.7	6.8	7.0

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments investments totaled Ps 559 million during second quarter 2006. Most of these investments were applied to capacity expansions at Gruma Corporation and, to a lesser extent, at GIMSA and Gruma Centroamerica.

RECENT DEVELOPMENTS
Cash Dividend	In May 18, 2006, GRUMA paid a cash dividend of Ps 0.85 per share, representing a dividend yield of 2.5%.

SUBSIDIARY RESULTS
2Q06 vs. 2Q05

Gruma Corporation

Sales volumen increased 8% over that of last year; approximately 73% of Gruma Corporation's sales volume growth was organic. Sales volume was driven mainly by continued strong growth in the tortilla and corn flour businesses and, to a lesser extent, the effect of acquisitions. Sales volume benefited from promotions, coverage of new regions, and the continued growth of the tortilla industry, especially corn products.

Net sales increased 15% to Ps 4,182 million in connection with sales volume growth, price increases, and, to a lesser extent, a change in the sales mix toward the tortilla business, whose products are priced higher than corn flour products.

Cost of sales as a percentage of net sales increased to 59.7% from 57.2% due mainly to the following:
(1) Higher costs due to new plants and capacity expansions at existing plants, which have not been fully absorbed.
(2) Higher costs for raw materials, primarily wheat flour, and other supplies, including other ingredients, energy, and packaging.
(3) The incorporation of the recent acquisitions in Australia, which report positive gross profit but operate at lower gross margins than Gruma Corporation's average.

In absolute terms, cost of sales increased 20% due to the sales volume growth and cost increases mentioned above

SG&A as a percentage of net sales increased to 35.7% from 34.1% and in absolute terms, SG&A rose 20%, due mainly to higher fuel prices, an increase in intercompany shipments due to low production rates in new plants, and higher promotion and advertising expenses. In addition, SG&A in absolute terms also increased due to higher sales volume and the incorporation of acquisitions.

Operating income as a percentage of net sales decreased to 4.6% from 8.7%. In absolute terms, operating income decreased 39%.

GIMSA

Sales volume increased 15% to 426,157 metric tons during the quarter mainly as a result of the acquisition of Agroinsa, as well as higher sales to corporate customers and wholesalers. Corn flour sales volume increased 7% to 394,134 metric tons, while the volume of other products sold was 32,023 metric ton.

Net sales increased 13% to Ps 1,764 million, reflecting the aforementioned growth in corn flour sales volume as well as sales of other products related to the acquisition of Agroinsa. The rate of growth in net sales lagged sales volume growth due to the combination of higher corn flour prices and a change in the product mix resulting from the incorporation of Agroinsa's other products.

Cost of sales as a percentage of net sales improved to 68.9% from 71.8% due mainly to lower corn costs. In absolute terms, cost of sales increased 9% in connection with sales volume growth.

SG&A as a percentage of net sales decreased slightly to 19.0% from 19.2% due to better expense absorption. In absolute terms, SG&A increased 12% reflecting mainly the acquisition of Agroinsa.

Operating income as a percentage of net sales improved to 12.1% from 9.1% and, in absolute terms, increased 52% to Ps 213 million, due mainly to lower corn costs and higher sales volume.

For additional information, please see GIMSA ''Second-Quarter 2006 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 1% due to lower corn flour volume in connection with higher prices.

Net sales increased 1% to Ps 785 million due to higher corn flour prices and a change in the sales mix toward wheat flour.

Cost of sales as a percentage of net sales decreased to 78.0% from 87.6% due mostly to lower wheat costs and the elimination of tariffs on imported wheat. In absolute terms, cost of sales decreased 10% due mainly to lower wheat costs, lower sales volume and lower labor costs.

SG&A as a percentage of net sales decreased slightly, to 17.4% from 17.7%, due to better absorption. In absolute terms, SG&A remained flat.

Operating income was Ps 36 million versus an operating loss of Ps 41 million in second quarter 2005. Operating margin improved to 4.6% from negative 5.3%.

Molinera de Mexico

Sales volume increased 3% due mainly to higher sales to supermarkets and increased coverage through wholesalers.

Net sales increased 11% to Ps 494 million due to price increases implemented toward the end of 2005 and the end of first quarter 2006 and, to a lesser extent, higher sales volume. Price increases were oriented to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 85.0% from 88.0% due to better absorption and higher wheat flour prices, which more than offset the increase in wheat costs. In absolute terms, cost of sales increased 8% in connection with increases in sales volume and wheat costs, and to a lesser extent, packaging, additive, and energy costs.

SG&A as a percentage of net sales improved to 20.2% from 22.2% due to better absorption and, in absolute terms, increased 2% due mainly to higher freight expenses and advertising.

Operating loss was Ps 26 million, representing 5.3% of net sales, versus a loss of Ps 45 million last year.

Gruma Centroamerica

Sales volume increased 18% due mainly to the acquisition of a corn flour plant in Guatemala during the fourth quarter of 2005.

Net sales increased 17% to Ps 405 million due to the aforementioned increase in sales volume in the corn flour segment. The rate of growth in net sales lagged sales volume growth due mainly to the incorporation of the new corn flour plant, whose products have lower prices, and a change in the sales mix toward corn flour in bulk presentation.

Cost of sales as a percentage of net sales increased to 68.9% from 67.3%. The increase was driven mainly by the incorporation of the aforementioned acquisition, which reports lower gross margins than the rest of Gruma Centroamerica's corn flour operations. In absolute terms, cost of sales increased 20% due to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales decreased to 26.2% from 28.7% due to better expense absorption. In absolute terms, SG&A rose 7% in connection with sales volume growth.

Operating income was Ps 20 million compared with Ps 14 million last year. Operating margin improved to 4.9% from 4.1%.

Other and Eliminations[1]	Operating income was Ps 9 million compared with an operating loss of Ps 2 million in second quarter 2005.

1 Other and eliminations include Other Subsidiaries (technology operations, PRODISA, and corporate services) and accounting eliminations.

CONFERENCE CALL

The company will hold a conference call to discuss its second-quarter 2006 results on Thursday, July 27, 2006, at 11:00 a.m. (Central Time). From the United States or Canada please call (866) 550-6338; international or local callers dial (347) 284-6930; the passcode for all callers is 4952642. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 4952642. For more details, please go to the Investor Relations page of GRUMA's website, www.gruma.com. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of of June 30, 2006, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2005 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2005, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.27/dollar as of June 30, 2006. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, Venezuela, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,900 employees and 84 plants. In 2005, GRUMA had net sales of US$2.5 billion, of which half came from the company's U.S. operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA | QUARTER: 2 | YEAR: 2006

GRUMA, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	29,048,278	100	26,432,488	100
s02	CURRENT ASSETS	9,116,170	31	7,840,148	30
s03	CASH AND SHORT-TERM INVESTMENTS	277,456	1	367,401	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,463,449	12	3,014,635	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,214,590	4	957,184	4
s06	INVENTORIES	3,876,080	13	3,229,722	12
s07	OTHER CURRENT ASSETS	284,595	1	271,206	1
s08	LONG-TERM	2,721,550	9	2,221,086	8
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	38,670	0	33,549	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,673,493	9	2,177,008	8
s11	OTHER INVESTMENTS	9,387	0	10,529	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	14,667,335	50	14,007,885	53
s13	LAND AND BUILDINGS	6,413,510	22	5,977,975	23
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	17,312,329	60	15,833,416	60
s15	OTHER EQUIPMENT	666,232	2	622,384	2
s16	ACCUMULATED DEPRECIATION	10,967,404	38	9,553,418	36
s17	CONSTRUCTION IN PROGRESS	1,242,668	4	1,127,528	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,522,461	9	2,344,608	9
s19	OTHER ASSETS	20,762	0	18,761	0
s20	TOTAL LIABILITIES	13,550,438	100	12,397,093	100
s21	CURRENT LIABILITIES	4,352,513	32	3,817,789	31
s22	SUPPLIERS	1,712,040	13	1,109,017	9
s23	BANK LOANS	485,906	4	701,328	6
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	10,005	0	30,063	0
s26	OTHER CURRENT LIABILITIES	2,144,562	16	1,977,381	16
s27	LONG-TERM LIABILITIES	7,477,048	55	7,018,617	57
s28	BANK LOANS	6,737,029	50	6,692,078	54
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	740,019	5	326,539	3
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,720,877	13	1,560,687	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	15,497,840	100	14,035,395	100
s34	MINORITY INTEREST	2,838,843	18	2,606,883	19
s35	MAJORITY INTEREST	12,658,997	82	11,428,512	81
s36	CONTRIBUTED CAPITAL	16,941,140	109	15,733,927	112
s79	CAPITAL STOCK	12,425,445	80	12,054,345	86
s39	PREMIUM ON ISSUANCE OF SHARES	4,515,695	29	3,679,582	26
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(4,282,143)	(28)	(4,305,415)	(31)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	11,077,302	71	10,483,099	75
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(15,359,445)	(99)	(14,788,514)	(105)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 2 YEAR: 2006

GRUMA, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	277,456	100	367,401	100
s46	CASH	184,302	66	253,750	69
s47	SHORT-TERM INVESTMENTS	93,154	34	113,651	31
s07	OTHER CURRENT ASSETS	284,595	100	271,206	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	284,595	100	271,206	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .	2,522,461	100	2,344,608	100
s48	DEFERRED EXPENSES (NET)	1,123,561	45	1,108,290	47
s49	GOODWILL	1,398,900	55	1,236,318	53
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	20,762	100	18,761	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	20,762	100	18,761	100
s21	CURRENT LIABILITIES	4,352,513	100	3,817,789	100
s52	FOREIGN CURRENCY LIABILITIES	3,192,030	73	3,112,090	82
s53	MEXICAN PESOS LIABILITIES	1,160,483	27	705,699	18
s26	OTHER CURRENT LIABILITIES	2,144,562	100	1,977,381	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	36,232	2	55,517	3
s68	PROVISIONS	388,992	18	265,321	13
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,719,338	80	1,656,543	84
s27	LONG-TERM LIABILITIES	7,477,048	100	7,018,617	100
s59	FOREIGN CURRENCY LIABILITIES	7,369,607	99	6,897,314	98
s60	MEXICAN PESOS LIABILITIES	107,441	1	121,303	2
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,720,877	100	1,560,687	100
s66	DEFERRED TAXES	1,720,877	100	1,560,687	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	12,425,445	100	12,054,345	100
s37	CAPITAL STOCK (NOMINAL)	4,870,081	39	4,501,299	37
s38	RESTATEMENT OF CAPITAL STOCK	7,555,364	61	7,553,046	63

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

GRUMA, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	478,335	316,894
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	611,756	568,118
c41	+ (-) OTHER ITEMS	(133,421)	(251,224)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(616,410)	223,464
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(588,469)	(192,250)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(169,190)	435,885
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(4,583)	(4,785)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(360,796)	(354,262)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	506,628	338,876
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(269,541)	571,594
c23	+ BANK FINANCING	(41,305)	232,818
c24	+ STOCK MARKET FINANCING	926,886	999,914
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(1,155,122)	(661,138)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	518,980	(636,533)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	1,169,005	(74,600)
c31	(-) DIVIDENDS PAID	(650,025)	(561,933)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(963,123)	(1,136,547)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	45	1,079
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,030,681)	(870,622)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	215,371	0
c39	+ (-) OTHER ITEMS	(147,858)	(267,004)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

QUARTER: 2 YEAR: 2006

GRUMA, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
TRANSAMERICA BANK	21/07/2006	6.00							6,741	0	0	0	0	0
TRANSAMERICA BANK	16/08/2006	6.00							6,701	0	0	0	0	0
SECURED														
SAN ANTONIO I.D.B.	01/11/2009	4.07							0	0	0	0	46,151	0
HOUSTON I.D.B.	01/11/2009	4.07							0	0	0	0	72,579	0
COMMERCIAL BANKS														
FIDEICOMISO AAA NAFINSA	01/09/2010	10.42	16,076	13,702	10,701	8,459	6,685	11,167						
BANCO OF TOKIO	13/07/2006	7.50	128,000	0	0	0	0	0						
HSBC	06/07/2006	7.80	114,000	0	0	0	0	0						
JP MORGAN CHASE (YANKEE)	15/10/2007	7.63							0	0	569,600	0	0	0
MERRYL LYNCH	03/12/2099	7.75							0	0	0	0	0	3,381,000
RABO REVOLVER	15/07/2008	6.53							0	0	0	690,740	0	0
DEBENTURES	01/07/2007	7.00							0	0	10,504	0	0	0
CARL HUGHES	22/07/2009	7.00							0	924	980	1,040	1,126	0
JOHN HANCOCK	01/02/2009	7.96							0	15,947	17,254	127,693	0	0
AMSTEL LEASE	01/01/2007	6.21							0	6,751	5,353	0	0	0
BBVA BANCOMER	28/07/2010	5.47							0	0	0	0	1,693,500	0
BANCO INTERFIN	03/11/2006	5.57							3,582	0	0	0	0	0
BANCO INTERFIN	03/11/2006	5.57							31	0	0	0	0	0
COMMERCE BANK	30/11/2008	5.81							7,513	7,513	15,027	7,513	0	0
COMMERCE BANK	21/08/2006	5.16							33,429	0	0	0	0	0
COMMERCE BANK	14/07/2006	5.63							14,651	0	0	0	0	0
COMMERCE BANK	21/08/2006	5.16							24,794	0	0	0	0	0
COMMERCE BANK	21/08/2006	5.67							11,270	0	0	0	0	0
COMMERCE BANK	09/08/2006	5.67							11,270	0	0	0	0	0
COMMERCE BANK	09/08/2006	5.67							48,481	0	0	0	0	0
BANCO PROVINCIAL	29/07/2006	14.80							10,484	0	0	0	0	0
CITIZENS	10/08/2010	2.50							0	6,537	6,537	6,537	6,537	34,295
BANK OF THE WEST	28/11/2008	7.00							0	394	420	203	0	0
ZIONS CREDIT CORPORATION	04/06/2008	7.75							0	135	124	0	0	0
OTHER														
TOTAL BANKS			258,076	13,702	10,701	8,459	6,685	11,167	175,927	38,201	625,815	842,034	1,818,893	3,415,295

July 26, 2006

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer